Goodwin Procter LLP

620 Eighth Avenue

New York, NY 10018

April 4, 2012

VIA EDGAR

Kevin Woody, Accounting Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Acadia Realty Trust
Form 10-K for the year ended December 31, 2011
Filed February 28, 2012
File No. 001-12002

Dear Mr. Woody:

On behalf of our client, Acadia Realty Trust (the “Company”), we hereby respond to the comments of the staff of Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission conveyed by letter dated March 15, 2012. Please note that pursuant to a telephone call we had with Mr. Telewicz, the Company was granted an extension to respond to April 9, 2012. For your convenience, we have incorporated the Staff’s comments into this response letter in italics and have provided the Company’s responses below each comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 1. Business, page 4

1. We note that you intend to commence Fund IV. Please ensure that you provide disclosure regarding this entity in future Exchange Act periodic reports.

To date, the entities constituting Fund IV have not yet been established. Once formed, the Company confirms it will provide disclosure regarding these entities in its future periodic filings.

Mr. Kevin Woody

April 4, 2012

Capital Strategy .... , page 6

2. In future periodic filings, with respect to your ATM program, please disclose the amount of shares sold, gross proceeds, net proceeds or offering expenses/commissions, and use of proceeds for sales in the reporting period. In addition, please disclose the amount still available under the program.

Through February 28, 2012, the filing date of the Form 10-K, the Company had not sold any Common Shares pursuant to its ATM program which was established on January 27, 2012. The Company confirms it will provide the disclosure as noted in your comment in its future periodic filings.

Item 2. Properties, page 22

3. In future Exchange Act periodic reports please provide the average effective annual rent per square foot. Additionally, please disclose the impact of tenant expense reimbursements and concessions, such as free rent, on annual rental income.

It should be noted that the Company currently discloses annual base rents by property, both in terms of total dollar and per square foot amounts in Item 2. Properties of its Form 10-K.

However, the Company has not previously disclosed or otherwise provided average portfolio effective annual rent per square foot information to investors in its press releases or other communications with the investment community as it believes such disclosure is not relevant due to the diversity of its properties in terms of geography and property type resulting in a wide variation in rental rates. The Company's portfolio is distributed across 11 different states in over 30 cities. Further diversity as to rents exists within sub-markets of the same Metropolitan Statistical Areas due to differing property types and specific location attributes.

The Company includes an analysis of Tenant Common Area Maintenance Reimbursement and Tenant Real Estate Tax Expense Reimbursement in the Management Discussion and Analysis of Financial Condition and Results of Operations section of its periodic reports along with a discussion of the related property operating expenses. The Company believes that additional disclosure of tenant expense reimbursements in Item 2. Properties outside the context of a discussion of the related operating expenses would be potentially misleading as annual property operating expenses can vary significantly from one year to the next which would also affect the amounts of tenant reimbursements.

In addition, the Company respectfully submits to the Staff that since the Company’s lease incentives, including free rent and tenant concessions are amortized as a reduction of rental revenue over the respective tenant lease terms, investors are provided with appropriate information as a result of the Company’s GAAP disclosure. The Company will expand its discussions under the heading "Revenue Recognition" as disclosed on page F-14 for its accounting for rental income from leases with respect to tenant lease incentives. Specifically, the Company will clarify that lease incentives are amortized as a reduction of rental revenue over the respective terms of the tenants' leases.

Mr. Kevin Woody

April 4, 2012

Lease Expirations, page 29

4. We note that you have a material amount of lease expirations for each of 2012, 2013, 2014, 2015 and 2016. We also note your disclosure of the annualized rental revenue of expiring leases. In future filings, to the extent known by management, please include disclosure that addresses the relationship between rates on leases expiring in the current year and current market rents for this space.

The Company has not previously disclosed, or otherwise provided to investors in its press releases or other communications with the investment community, information regarding market rents within its portfolio. The quantification of market rents is an unreliable and potentially misleading metric due to the inherent imprecision, incompleteness and variability in such data. Given the qualitative and competitive differences, not only for individual properties within the same sub-markets, but even individual spaces within the same property, the comparability of market rents at other properties is, in many instances, an unreliable basis of comparison for expiring rents at our properties. Furthermore, determination of market rents are based on leasing information obtained from third parties, including brokers and tenants, for which the Company can provide no assurance as to the accuracy or completeness of such information. In addition, the Company’s disclosure of estimated market rents may be harmful to the Company in future lease negotiations with prospective tenants.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Self-Storage Portfolio, page 31

5. In future Exchange Act periodic reports, please quantify the number of same store move-ins and move-outs for the reporting period and the average rent per unit.

The Company confirms it will provide disclosure as to same store move-ins and move-outs within its Self Storage Portfolio in future periodic filings. Given the diversity of unit sizes within the Company's Self-Storage Portfolio, the Company believes a discussion of average rent per square foot, rather than per unit, is more relevant to investors and will include disclosure of this in future periodic filings.

Mr. Kevin Woody

April 4, 2012

6. In future Exchange Act periodic reports please disclose the anticipated completion date of properties under development and budgeted costs. For completed developments, please also disclose development costs per square foot, clarifying whether you have included leasing costs.

The Company respectfully states that it has disclosed significant costs related to development projects under Item 1. – Business, page 9 in the 2011 Form 10-K which includes costs incurred to date (inclusive of leasing costs), future projected costs and the gross leasable area of its development projects. In future periodic filings, the Company will include anticipated completion dates to the extent such dates are determinable, as well as clarify that costs incurred to date include leasing costs.

The Company informs the Staff that redevelopment activities specifically within the Self-Storage Portfolio have not been significant for the years ended December 31, 2011, 2010 and 2009. Costs capitalized related to the Self-Storage Portfolio aggregated only $0.4 million, $14,000 and $1.0 million, for each of these years, respectively. To the extent the Company engages in significant redevelopment activities in the future, it will disclose redevelopment costs per square foot in future filings. Leasing costs are typically not significant related to the redevelopment of self-storage properties, but to the extent they may be related to future potential redevelopment activities within the Company's Self-Storage Portfolio, the Company will disclose such costs in future periodic filings.

Results of Operations, page 38

7. We note that acquisitions had a significant impact on the period to period comparisons. In future Exchange Act periodic reports, in order to illustrate for investors your internal earnings growth, please expand your revenue and expense discussion to address period to period same store performance and net operating income. Additionally, please disclose how you determine the properties that fall within the "same store" pool, including also a discussion of any properties that were excluded from the pool that were owned in all periods compared, and how you determined which revenues and expenses to include in determining NOI. For example, please explain if you included items such as tenant improvement and leasing commissions, ground rent, lease termination fees and marketing costs.

Mr. Kevin Woody

April 4, 2012

The Company has previously provided investors in its press releases and other communications with the investment community information regarding portfolio same-store net operating income (“NOI”). Accordingly, it will expand its revenue and expense discussion in the Management Discussion and Analysis of Financial Condition and Results of Operations section of its periodic reports to address period-to-period portfolio same store NOI, including a discussion of the determination of properties included within and excluded from the "same store" pool. Additionally, it will discuss which revenues and expenses are included in determining NOI as well as a reconciliation of Operating Income to property NOI.

8. In future Exchange Act periodic filings, please expand your disclosure of your leasing activities for the most recent period, including a discussion of the volume of new or renewed leases, average rents or yields, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions. Please also include a discussion of rents on renewed leases in relation to the prior rents on those leases.

The Company has previously provided investors in its press releases and other communications with the investment community information regarding its leasing activities. Accordingly, it will include in the Management Discussion and Analysis of Financial Condition and Results of Operations section of its periodic reports a discussion of the volume of new or renewed leases, average rents, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions. The Company will also include a discussion of rents on renewed leases in relation to the prior rents on those leases in future periodic filings.

Financial Statements

Consolidated Statement of Cash Flows, page F-9

9. Please disclose a breakdown of your investment in real estate between amounts paid to acquire real estate from development and redevelopment activities.

To the extent amounts paid to acquire real estate and amounts paid for development and redevelopment activities are significant in the future, the Company will disclose these amounts separately in the Consolidated Statement of Cash Flows. As discussed with the Staff, such disclosures will be made, as appropriate, in future periodic filings.

In response to the Staff’s request for an historic breakdown between these activities, amounts paid for the acquisition of real estate aggregated $116.4 million, $2.8 million and $78.0 million, for the years ended December 31, 2011, 2010 and 2009, respectively. Amounts paid related to development and redevelopment activities aggregated $65.1 million, $77.7 million and $49.3 million, for the years ended December 31, 2011, 2010 and 2009, respectively.

Mr. Kevin Woody

April 4, 2012

Notes to Consolidated Financial Statements

1. Organization, Basis of Presentation and Summary of Significant Accounting Policies

Real Estate, page F-12

10. Please provide us and disclose in future filings more detail regarding your capitalization policies. Please discuss the types of indirect costs that are capitalized as part of development and redevelopment activities, the amounts capitalized during the current period and your methodology for determining the amounts that are capitalizable. Additionally, please explain to us what you consider to be a "significant renovation".

In future filings, the Company will add the following disclosure to the Notes to Consolidated Financial Statements, Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies – Real Estate:

“The Company capitalizes certain costs related to the development and redevelopment of real estate including pre-construction costs, real estate taxes, insurance, construction costs and salaries and related costs of personnel directly involved with the specific project. Additionally, the Company capitalizes interest costs related to development and redevelopment activities. Capitalization of these costs begin when the activities and related expenditures commence, and cease when the property is held available for occupancy upon substantial completion of tenant improvements, but no later than one year from the completion of major construction activity at which time the project is placed in service and depreciation commences.”

In future filings, the Company will add the following disclosure to the Notes to Consolidated Financial Statements, Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies – Deferred Costs:

“The Company capitalizes salaries, commissions and benefits related to time spent by leasing and legal department personnel involved in originating leases.”

In response to the Staff’s inquiry as to the types of indirect costs that are capitalized as part of development and redevelopment activities, the Company advises the Staff that it does not currently capitalize any significant indirect development costs, including salaries and benefits, travel and other related costs that are indirectly attributable to the development of property.

Mr. Kevin Woody

April 4, 2012

The term “significant renovation” is synonymous with redevelopment. In future periodic filings, the sentence using this term will be deleted in its entirety and replaced in the Notes to Consolidated Financial Statements, Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies – Real Estate with the language as detailed above in this response to comment 10.

11. Please tell us, and expand your disclosure to discuss, your policy for accounting for acquisition costs.

In future filings, the Company will add the following disclosure to the Notes to Consolidated Financial Statements, Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies – Real Estate:

“Transaction costs related to the acquisition of real estate, such as broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees, are expensed as incurred and included in “property operating expense” in our consolidated statements of operations.”

20. Earnings Per Common Share, page F-40

12. We note that certain of your unvested restricted Common Shares and restricted OP Units are entitled to receive dividend equivalent payments. Please explain to us whether these instruments meet the definition of participating securities in accordance with ASC Topic 260-10-40 and if so tell us whether you are required to calculate EPS using the two class method.

Dividends are not paid currently on unvested Restricted Shares. Upon vesting of these Restricted Shares, the Company has agreed to pay the recipient, as compensation, an amount that is equal to the accumulated dividends from the issuance date through the applicable vesting date of such Restricted Shares (which, in future filings, we will refer to as "Restricted Share Units" in order to avoid further confusion). If the recipient does not fulfill all conditions for vesting, all rights to any such payments are forfeited. Accordingly, under ASC Topic 260-10-45 these securities do not meet the definition of a participating security and are not to be included in the computation of basic earnings per share (EPS) using the two-class method. Distributions on unvested restricted Operating Partnership Units are paid currently in an amount equal to the dividend paid per Common Share. As these are unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents, they meet the definition of participating securities and are to be included in the computation of EPS pursuant to the two-class method under the requirements of paragraph 260-10-45. Historically through the year ended December 31, 2011, the impact of the allocation of earnings to unvested OP Units has not had a material impact on the calculation of EPS and, as such, the two-class earnings allocation method has not been applied in presenting basic and diluted EPS in the Company’s financial statements as included in its periodic filings. Prospectively, the Company will continue to monitor the impact of the allocation of earnings to participating securities in future calculations of basic and diluted EPS. The Company will include this allocation and presentation, if material, in future periodic filings.

* * *

Mr. Kevin Woody

April 4, 2012

In response to the Staff’s request, the Company has filed a letter on EDGAR containing the specified acknowledgements.

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number above.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

of GOODWIN PROCTeR LLP

cc:	Robert Telewicz, Staff Accountant
Stacie Gorman, Staff Attorney
Sonia Barros, Special Counsel
Jonathan Grisham, Acadia Realty Trust
Michael Nelsen, Acadia Realty Trust
Robert Masters, Esq., Acadia Realty Trust